Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Final Court Approval Received for Plan of Arrangement with Tahoe Resources

Vancouver, B.C. - Jan. 11, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") is pleased to announce that Tahoe Resources Inc. (“Tahoe”) today received a final order of the Supreme Court of British Columbia approving the previously announced plan of arrangement (the “Arrangement”) pursuant to which Pan American will acquire all of the issued and outstanding shares of Tahoe.

Both Pan American and Tahoe shareholders approved the Arrangement at their respective special meetings held earlier this week. The Arrangement is expected to be completed on or about February 26, 2019, subject to customary closing conditions, and following authorization from the Mexican Federal Economic Competition Commission.

Further information on the Arrangement is available on Pan American’s website at: www.panamericansilver.com/investors/tahoe-transaction.

About Pan American Silver
Pan American is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to the receipt and timing of authorization from the Mexican Federal Economic Competition Commission and the anticipated completion date of the Arrangement.

These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this letter and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite regulatory approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; changes in general economic, business and political conditions, including changes in the financial markets; and changes in applicable laws.

Certain of these factors are identified under the heading “Risk Factors” in the Circular, and under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.